Mail Stop 4561

February 10, 2009

Via U.S. Mail and Facsimile 703.469.1012

Mr. Bradley J. Wright
Executive Vice President, Chief Financial Officer
FBR Capital Markets Corporation
1001 North Nineteenth Street
Arlington, VA 22209

      Re: FBR Capital Markets Corporation
               Form 14A
               Filed April 30, 2008
               File No. 1-33518

Dear Mr. Wright:

      We have reviewed your response letter dated January 15, 2009, and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 26

Elements of 2007 Compensation, page 27

1.   We note your response to comment 5 of our letter dated December 31, 2008. In you response, you state that the options were allocated to each officer after considering the relative contributions of each named executive officer. Please tell us, and disclose in future filings, the relative contributions that were taken into account in determining the amounts to be granted to each named executive officer. Please provide similar disclosure for the restricted stock awards.

2008 Performance-Based Annual Incentive Compensation Awards, page 28

2.   We note your response to comment 6. Considering that the maximum awards will be based solely on the predetermined percentages unless the Board decides to reduce the amount granted to any individual, these percentages and any reductions from the maximum appear to be material to investors. Please confirm that you will include disclosure of the maximum percentage amounts that may be awarded to each named executive officer in future filings. Also, please tell us, and disclose in future filings, the individual performance measures set by the Committee for each NEO, as referenced in the second paragraph on page 29.

*   *   *   *

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

        Please contact Stacie Gorman, Attorney-Advisor, at 202.551.3585 or Karen Garnett, Assistant Director, at 202.551.3785 with any questions.

                                                        Sincerely,

                                                        Kevin Woody
                                                        Accounting Branch Chief